Exhibit 99.1

ABCAM PLC

Abcam Completes Acquisition of BioVision

October 27, 2021, Cambridge, UK—Abcam plc (“Abcam”, “the Company” or “the Group”) (AIM LSE: ABC; Nasdaq: ABCM), a global leader in the supply of life science research tools, today announces that is has completed its acquisition of BioVision, Inc (“BioVision”) from Boai NKY Medical Holdings Ltd. (“NKY”) for total consideration of $340m (the “Acquisition”).

The Acquisition accelerates execution of Abcam’s strategic growth plan, enhancing in-house innovation and adding scale in the complementary biochemical and cellular assay markets.

Commenting on the completion of the Acquisition, Alan Hirzel, CEO of Abcam, said:

“We are delighted to have completed this transaction and welcome our new colleagues to Abcam. Bringing BioVision’s product portfolio and capabilities into Abcam, particularly its strengths in biochemical and cell-based assays, will further enhance our ability to support life scientists globally.”

Additional Details

As previously announced, the most recently audited results of BioVision for the 12 months ended 31 December 2020, were revenues of $33.8 million (of which approximately 25% were sold to Abcam), operating profit of $12.6 million and Net assets of $21.9 million. Revenues included approximately $5 million of COVID-19 related product sales which are not expected to recur. The Acquisition is expected to be accretive to adjusted earnings per share (EPS) from the first full year of ownership (fiscal year ending December, 2022.)

Further details will be provided at the Company’s full year results presentation in March 2022.

Lazard acted as financial adviser, and Latham & Watkins LLP acted as legal advisor to Abcam in relation to this transaction.

For further information, please contact:

Abcam

+ 44 (0) 1223 696 000

Alan Hirzel, Chief Executive Officer

Michael Baldock, Chief Financial Officer

James Staveley, VP Investor Relations

Numis—Nominated Advisor & Joint Corporate Broker

+ 44 (0) 20 7260 1000

Garry Levin / Freddie Barnfield / Duncan Monteith

Morgan Stanley—Joint Corporate Broker

+ 44 (0) 207 425 8000

Tom Perry / Luka Kezic

J.P.Morgan Cazenove—Joint Corporate Broker

+44 (0) 20 7742 4000

James Mitford / Hemant Kapoor

FTI Consulting (media enquiries)

+ 44 (0) 20 3727 1000

Ben Atwell / Natalie Garland-Collins

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit corporate.abcam.com.

Forward-looking statements

This announcement, including any information included or incorporated by reference in this announcement, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the Acquisition described herein, including the anticipated closing, integration of the acquired business and potential benefits and synergies of the Acquisition, Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.